Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE SECOND QUARTER OF 2018

July 31, 2018, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner and operator of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended June 30, 2018.
Second Quarter 2018 Financial Highlights
-	For the second quarter of 2018, the Company reported net income of $3.6 million, or $0.04 basic and diluted earnings per share.
-	Included in the second quarter of 2018 results are the following:

-	Vessel dry-docking costs of $3.3 million, or $0.03 per share.
-	Gain of $5.1 million, or $0.05 per share, on the sale of the Company's 2001 built Panamax vessel, the Maganari, to an unaffiliated buyer.

Excluding the above, the Company's net results would have amounted to a net income of $1.8 million, or $0.02 per share.
-	The Company reported Adjusted EBITDA of $13.3 million for the second quarter of 2018.(1)
Updated Key Information as of July 30, 2018
-	Cash and cash equivalents: approximately $155.4 million (or $1.57 per share)
-	Book value of vessels: approximately $893.2 million (or $9.05 per share)
-	Debt outstanding balance: approximately $434.1 million (or $4.40 per share)
-	Number of Shares Outstanding: 98,708,716
Recent Developments
•	$50.0 million Common Stock Repurchase Program
As of July 31, 2018, the Company has repurchased a total of 5,565,992 shares of its common stock for an aggregate amount of $23.1 million, including commissions, pursuant to its previously announced stock repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common stock until February 28, 2019. The current number of the Company's outstanding common stock is 98,708,716.
•	Suspension of Cash Dividend
While announcing the results of its common stock repurchase program under which the Company has repurchased a total of 5,565,992 shares, the Company's Board of Directors has decided to suspend the Company's previously announced cash dividend policy until further notice. As previously noted, both the dividend policy and common stock repurchase program are subject to the discretion of the Company's Board of Directors and may be suspended or amended at any time without notice.
•	Vessel Deliveries
On July 18 and July 24, 2018, the Company's Panamax vessels Redondo and Marbella, respectively, were delivered to their new owners according to the terms of the previously announced Memoranda of Agreement with unaffiliated buyers.

(1)	Adjusted EBITDA is a non-U.S. GAAP measure; please see later in this press release for reconciliation to net income/ (loss).

Fleet List

The table below describes the Company's fleet as of July 30, 2018:
	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Bargara(1)	2002	74,832	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Mendocino(1)	2002	76,623	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Aug-18	Jan-19
Huahine	2013	206,037	$24,500	Feb-19	Apr-19
Judd	2015	205,796	$20,700	Jan-19	Apr-19
Marini	2014	205,854	T/C Index Linked	Dec-18	Feb-19
Morandi	2013	205,854	T/C Index Linked	Feb-19	May-19

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Spot	N/A	N/A
Samsara	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida(2)	2017	51,850	$29,997	Jun.-22	Jun.-25
Aisling(2)	2017	51,850	$29,997	Sep.-22	Sep.-25
Mont Fort(2)	2017	51,850	$28,833	Nov.-27	Nov.-27
Mont Gelé(2)	2018	51,850	$28,833	Jan.-28	Jan.-28

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

(1)	Sold and expected to be delivered to new owners in 2018.
(2)	Sold and expected to be delivered to new owners in 2018, subject to charterers' approval.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Average number of vessels(1)	15.5	20.9	14.3	21.0
Total voyage days for vessels(2)	1,410	1,850	2,580	3,740
Total calendar days for vessels(3)	1,410	1,903	2,580	3,793
Fleet utilization(4)	100.0%	97.2%	100.0%	98.6%
Time charter equivalent(5)	$6,985	$11,431	$6,365	$11,225
Vessel operating expenses (daily)(6)	$6,320	$7,543	$5,787	$6,841

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Average number of vessels(1)	1.9	4.3	1.0	4.1
Total voyage days for vessels(2)	175	387	175	747
Total calendar days for vessels(3)	175	387	175	747
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$10,057	$15,080	$10,057	$17,444
Vessel operating expenses (daily)(6)	$17,720	$7,674	$17,848	$7,764

Gas Carrier	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Average number of vessels(1)	0.0	4.0	0.0	3.9
Total voyage days for vessels(2)	3	364	3	714
Total calendar days for vessels(3)	3	364	3	714
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$14,667	$27,929	$14,667	$28,083
Vessel operating expenses (daily)(6)	$272,899	$8,536	$272,899	$9,125

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.
(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Voyage revenues	$12,225	$22,748	$20,713	$45,281
Voyage expenses	(2,376)	(1,601)	(4,292)	(3,299)
Time charter equivalent revenues	$9,849	$21,147	$16,421	$41,982
Total voyage days for fleet	1,410	1,850	2,580	3,740
Time charter equivalent (TCE)	$6,985	$11,431	$6,365	$11,225

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Voyage revenues	$3,606	$9,918	$3,606	$21,147
Voyage expenses	(1,846)	(4,082)	(1,846)	(8,116)
Time charter equivalent revenues	$1,760	$5,836	$1,760	$13,031
Total voyage days for fleet	175	387	175	747
Time charter equivalent (TCE)	$10,057	$15,080	$10,057	$17,444

Gas Carrier	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Voyage revenues	$50	$10,590	$50	$20,883
Voyage expenses	(6)	(424)	(6)	(832)
Time charter equivalent revenues	$44	$10,166	$44	$20,051
Total voyage days for fleet	3	364	3	714
Time charter equivalent (TCE)	$14,667	$27,929	$14,667	$28,083

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018

REVENUES:
Voyage revenues	$16,381	$43,256	$28,189	$87,311
	16,381	43,256	28,189	87,311

EXPENSES:
Voyage expenses	4,395	6,107	6,629	12,247
Vessel operating expenses	15,532	20,560	23,686	38,660
Depreciation	2,290	7,156	3,102	13,974
Impairment loss,(gain)/loss from sale of vessel and other	300	(5,109)	300	(5,109)
General and administrative expenses	7,082	7,612	15,795	14,781
Other, net	-	(347)	(12)	(365)

Operating income/(loss)	(13,218)	7,277	(21,311)	13,123

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(2,270)	(3,915)	(4,709)	(8,805)
Other, net	(156)	214	(331)	31
Total other expenses, net	(2,426)	(3,701)	(5,040)	(8,774)

Net income/(loss)	(15,644)	3,576	(26,351)	4,349

Net income/(loss) attributable to DryShips Inc.	$(15,644)	$3,576	$(26,351)	$4,349

Net income/(loss) attributable to DryShips Inc. common stockholders	(15,644)	3,576	(26,351)	4,349
Earnings/(Losses) per common share, basic and diluted (1)	$(37.12)	$0.04	$(108.25)	$0.04
Weighted average number of shares, basic and diluted (1)	421,418	100,581,638	243,433	102,123,365

(1) Share and per share data for 2017 give effect to the 1-for-7 reverse stock split on July 21, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2017	June 30, 2018

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$30,226	$140,241
Other current and non-current assets	123,713	97,722
Advances for vessels under construction	31,898	-
Vessels, net	749,088	887,094
Total assets	934,925	1,125,057

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	216,969	433,335
Total other liabilities	10,920	7,953
Total stockholders' equity	707,036	683,769
Total liabilities and stockholders' equity	$934,925	$1,125,057

SHARE COUNT DATA

Common stock issued	104,274,708	104,274,708
Less: Treasury stock	-	(5,565,792)
Common stock issued and outstanding	104,274,708	98,708,916

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
The following table reconciles net income / (loss) to Adjusted EBITDA:

(U.S. Dollars in thousands)	Three Months Ended June 30, 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2017	Six Months Ended June 30, 2018

Net income/(loss) attributable to Dryships Inc	$(15,644)	$3,576	$(26,351)	$4,349

Add: Net interest expense	2,270	3,915	4,709	8,805
Add: Depreciation	2,290	7,156	3,102	13,974
Add: Dry-dockings and class survey costs	-	3,310	-	3,699
Add: Impairment loss, (gain)/loss from sale of vessel and other	300	(5,109)	300	(5,109)
Add: Write-off of capitalized expenses	-	470	-	470
Add: Income taxes	11	2	20	2
Adjusted EBITDA	$(10,773)	$13,320	$(18,220)	$26,190

About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of July 31, 2018, and not giving effect to any pending vessel transactions, the Company operates a fleet of 34 vessels comprising of (i) 9 Panamax drybulk vessels; (ii) 5 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 2 Suezmax tanker; (vii) 4 Very Large Gas Carriers; and (viii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com